SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

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CIMATRON LIMITED
(Translation of Registrant’s name into English)

ÄÄÄÄÄÄÄÄÄÄÄÄÄÄÄ

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐  No ☑

FOR IMMEDIATE RELEASE

Cimatron Ltd. Reports Fourth Quarter
and Full Year 2004 Results

Annual Revenues of over $23 Million

Q4 Revenues of $6.4 Million - 6% Growth from Q4 2003

Givat Shmuel, Israel, - March 3, 2005- Cimatron Limited (NASDAQ: CIMT), a leading global provider of integrative CAD/CAM software solutions for the tool making industry, today announced financial results for the fourth quarter and year ended December 31, 2004.

Annual revenues for 2004 were $23.1 million compared to $21.6 million last year (7% growth). The annual gross profit was $18.5 million compared to $16.9 million last year (9% growth). Net loss in 2004 was $(388) thousand compared to $(301) thousand in 2003.

Revenues for the fourth quarter of 2004 reached $6.4 million, an increase of 21% over the previous quarter and up 6% over the revenue in the fourth quarter of 2003.

Gross profit for the fourth quarter was $5.1 million, representing 20.4 % growth over the last quarter and 6% growth over Q4 last year. Net loss for the quarter was $(249) thousand compared to net income of $272 thousand in Q4 2003.

Commenting on the results, Zvika Naggan, President and Chief Executive Officer of Cimatron, stated: “2004 was a transition year for the Company, in which we succeeded after four years to change the revenue trend and grow in sales. During Q4 we continued the growth in revenues compared to the last quarter and to the comparable quarter last year. In Q4 we had an operational loss, which is partially attributed to internal reorganization and to the effect of sharp currency fluctuations experienced in the international markets. The effect of the currency fluctuation was due to the fact that most of our revenues are in U.S. dollars, while most of our expenses are in Euros and New Israeli Shekels, both of which appreciated significantly against the US dollar during 2004.

In addition to the revenue growth, we achieved a number of important business objectives. In 2004 we laid the infrastructure for future growth by reorganizing the sales and marketing forces worldwide. We expanded our operation and broadened our customer base. We reinforced our presence in Asia and put special emphasis on the Chinese market, where we founded a new joint venture. US sales increased 23% compared to last year.

We won major contracts in 2004 with large and multi-national customers; we intend to continue and focus our sales on very large customers in the coming year. We also significantly deepened our involvement and sales to the educational market, as part of our long-term commitment to the CAD/CAM market in general, and to the Tooling industry in particular.

In 2004, we sold significantly more integrated software solutions (Design and NC) than former years. We will continue to strengthen our integrative offering, providing toolmakers with end-to-end solutions for tooling, from quoting to delivery, and enabling them to achieve greater productivity and shorten their delivery-time. Cimatron E Master Solution offers complete solution from part analysis and preparation tools to drawing and machining. Dedicated applications for mold and die makers and the best-in-class Electrode package, are all designed to make toolmakers more productive and competitive.”

About Cimatron

Cimatron Ltd. (NASDAQ: CIMT) is a leading provider of integrated CAD/CAM solutions dedicated for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers in the automotive, consumer plastics, and electronics industries, employ Cimatron’s leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 25 countries to serve customers worldwide with complete pre- and post-sales supp ort. For more information, visit our web site at http://www.cimatron.com.

Company Contact
Eli Gendler, CFO
Cimatron Ltd.
972-3-531-2121
elig@cimatron.com

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refe r to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,	December 31,
	2004	2003
	(Audited)	(Audited)
ASSETS

Total cash, cash equivalents and short-terms investments	$8,092	$9,482
Other current assets	6,902	6,575
Total current assets	14,994	16,057

Deposits with insurance companies and severance pay fund	2,946	3,045

Net property and equipment	1,073	1,092

Other assets	1,791	2,192

Total assets	$20,804	$22,386

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total current liabilities	$4,688	$5,418

Accrued severance pay	3,268	3,447

Total shareholders’ equity	12,848	13,521

Total liabilities and shareholders’ equity	$20,804	$22,386

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2004	2003	2004	2003
	(unaudited)		(Audited)

Total revenue	$6,403	$6,060	$23,163	$21,609

Total cost of revenue	1,252	1,200	4,601	4,618

Gross profit	5,151	4,860	18,562	16,991

Research and development expenses, net	1,608	1,263	5,554	5,210

Selling, general and administrative expenses	3,944	3,442	13,962	12,645
Operating income (loss)	(401)	155	(954)	(864)

Net income (loss)	$(249)	$272	$(388)	$(301)

Net income (loss) per share	$(0.03)	$0.03	$(0.05)	$(0.04)

Weighted average number of shares outstanding	7,835	7,835	7,835	7,838

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By: /s/ Eli Gendler
Eli Gendler
Chief Financial Officer

Dated: March 6, 2005